Redivivus, Inc.



ANNUAL REPORT

2012 North Cascade Avenue

Colorado Springs, CO 80907

(424) 392-5753

https://www.redivivus.tech/

This Annual Report is dated April 24, 2023.

BUSINESS

Redivivus is a C-Corporation organized under the laws of the state of Colorado that recycles lithium-ion batteries.

Redivivus is the complete solution to lithium-ion battery recycling. Our proprietary technologies will provide white-glove logistics, battery passivation and metals recovery service for end-of-life batteries. The ultimate success of the Redivivus mission is the safe transportation of battery material and cost-effective recycling that respects long term, multi-planetary life.

As wrecked vehicles and end-of-life batteries increase, the need for sustainable recycling and proper handling of these hazardous materials becomes urgent. We estimate that by 2030, there will be 19.6 million tons of battery waste in the United States. Redivivus offers a solution for both the safe transportation and recovery of such materials.

Our objective is accomplished in two parts—logistics and recovery. Redi-Shred™ is a solution to the problem and road safety concerns of transporting battery materials. Redi-Shred will be a mobile battery shredder that collects battery materials, passivates the battery material on-site, and then safely transports it to a recycling facility to be processed. Currently, operations for Redi-Shred are at the pilot scale, with the funds from StartEngine being utilized to build a stationary minimum viable product.

Redi-Cycle is a recycling process to recover all the useful material in a lithium-ion battery and return the metals to the super-alloy and stainless-steel industries. Redi-Cycle uses a hybrid process of hydrometallurgical and electrochemical recycling. Redivivus is currently exploring partnerships with battery recyclers to provide Redi-Shred material for recycling at already operational or scaled facilities and continuing internal process refinement research and development, rather than directly scaling Redi-Cycle at this time. Process cost efficiency for material recovery is critical prior to facility scaling.

Our novel approach will provide a complete solution for recycling critical battery materials by utilizing technology for passivation, logistics, and material recovery.

We have a patent pending for our Redi-Cycle technology, a novel, no-burn recycling process. Our company operates under trade secret confidentiality agreements and invention assignments. We have trademarked Redivivus and Redi-Shred. The Redi-Cycle trademark was abandoned due to existing conflicts.

Previous Offerings

Name: Common Stock & Preferred Stock
Type of security sold: Equity
Final amount sold: $167,579.00
Number of Securities Sold: 9,194,500
Use of proceeds: Redi-Cycle proof of concept and legal fees
Date: April 15, 2020
Offering exemption relied upon: Rule 504, Reg D

Name: Common Stock
Type of security sold: Equity
Final amount sold: $30,000.00
Number of Securities Sold: 13,333 (amended to 62,729)
Use of proceeds: Marketing
Date: September 30, 2021 (amended February 24, 2023)
Offering exemption relied upon: Rule 501, Reg D

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Circumstances which led to the performance of financial statements:

Revenue
There is no revenue to report for 2022.

Cost of Revenue
N/A

Gross Margins
N/A

Expenses
Expenses for 2022 consist of engineering costs, capital equipment, and administrative expenses mainly insurance and legal fees. Less sales and marketing expenses were incurred to advertise the existence of the company in 2022 than in 2021, but no marketing expenses were incurred in 2020. All expenses in 2020 were incurred for proof of concept.

Historical results and cash flows:

Cash flow for both 2021 and 2022 was negative from operations due to expenses. All negative cash flows were funded by capital raises and loans from the founders.

Future cash flows from operations are expected to be negative and funded from investment raises to build the prototype proof of concept for Redi-Shred process, incur legal fees for corporate governance and intellectual property, and spend on business development and partnership opportunities.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $373,301.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Three founders (Eric L Krepps, Erik Fleming, Erika Guerrero)
Amount Owed: $15,500.00
Interest Rate: 10.0%
Maturity Date: December 31, 2021
Eric Krepps $4500 (2021), Erik Fleming - $6000 (2021), Erika Guerrero - $5000 (2023)
(Paid in Q1 2023)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Erika Guerrero

Erika Guerrero's current primary role is with Electric Goddess. Erika Guerrero currently services 20-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer
Dates of Service: January 2020 - Present
Responsibilities: The CEO is responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Plan, develop, implement and direct the organization's operational and fiscal function and performance. The duty of loyalty requires that a CEO always acts in the best interest of a business's shareholder. This includes the responsibility to avoid conflicts of interest. She did not receive compensation for her role in 2022.

Other business experience in the past three years:

Employer: Electric Goddess
Title: Founder
Dates of Service: January 2019 - Present
Responsibilities: Business operations, battery industry research & development

Name: Luke Workman

Luke Workman's current primary role is with Electric Goddess. Luke currently services 20-40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer
Dates of Service: January 2020 - Present
Responsibilities: The CTO is responsible for providing strategic, technological, and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. He did not receive compensation for her role in 2022.

Other business experience in the past three years:

Employer: Electric Goddess
Title: Chief Scientist
Dates of Service: January 2019 - Present
Responsibilities: Battery industry research & development

Name: Eric Krepps

Eric Krepps resigned from his Officer role with the Issuer in 2022 and remains an advisor.

Positions and offices currently held with the issuer:

Position: Advisor
Dates of Service: August 2022 - Present
Responsibilities: Business management and financial advisor. He does not currently receive compensation for his role. He plans to give part of his founding shares back to the company for the go-forward team.

Other business experience in the past three years:

Employer: Redivivus Inc
Position: President & Chief Financial Officer
Dates of Service: January 2020 - Present
Responsibilities: Co-founder, business management

Employer: Second Act LLC
Title: Owner
Dates of Service: February 2020 - Present
Responsibilities: Business management

Other business experience in the past three years:

Employer: Vytalization Consulting
Title: President
Dates of Service: January 2020 - Present
Responsibilities: Turn-around and growth consulting.

Other business experience in the past three years:

Employer: Desert Day Dreamer
Title: Co-Owner
Dates of Service: December 2019 - Present
Responsibilities: Business management

Other business experience in the past three years:

Employer: Constellium
Title: President/General Manager - Constellium Automotive
Dates of Service: August 2013 - December 2019
Responsibilities: Business leader responsible for profit and loss and all functions of the business including sales, manufacturing, program management, development engineering, process engineering, human resources, finance, supply chain and IT.

Name: Erik Fleming

Erik Fleming's current primary role is with Yazaki North America. Erik Fleming currently services 10 hours per week in their role with the Issuer. He does not currently receive compensation for his role.

Positions and offices currently held with the issuer:

Position: Advisor, Treasurer, Board Member
Dates of Service: January 2020 - Present

Responsibilities: Advise Operational Metrics for the business. He does not currently receive compensation for his role. He plans to give part of his founding shares back to the company for the go-forward team.

Other business experience in the past three years:

Employer: Yazaki North America
Title: CEO and President
Dates of Service: July 2022 - Present

Responsibilities: Responsible for oversight of all the groups under YII including Emerging Automotive Group (EAG), Business Development Department (BDD), and Venture Scouting Department (VSD).Providing leadership, strategic planning and direction, operations, and overall P&L responsibility.

Employer: ERF Consulting Inc
Title: Operations and Supply Chain Consultant
Dates of Service: October 2018 - July 2022

Responsibilities: Partner with various sized companies to streamline their operations and supply chain strategies • Worked with Brookfield Asset Management to evaluate the Clarios procurement team pre and post-acquisition. • Supported Boosted Boards (for Kholsa Ventures) in sourcing their new line of electric scooters. • Currently run the ops and supply chain for Enverid (for Ajax Strategy). • Leading the sourcing efforts for Aptera (an EV company in San Diego). • Running ops and supply chain for Shaper Tools in San Francisco. • Sit on the board of Redivivus Inc. a Lithium Ion Battery recycling start up.

Name: JP Sado

JP Sado's current primary role is with Magna International. JP Sado currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member
Dates of Service: January 2020 - Present

Responsibilities: Consulting and corporate governance. He does not currently receive compensation for his role.

Other business experience in the past three years:

Employer: Magna International
Title: Senior Director
Dates of Service: December 2022 - Present
Responsibilities: Business Development and Strategy

Employer: Can Art Aluminum Extrusion
Title: Director
Dates of Service: January 2017 - 2022
Responsibilities: Business Development and Operations

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Erik R. Fleming
Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 17.02

Title of class: Common Stock
Stockholder Name: Eric L. Krepps
Amount and nature of Beneficial ownership: 1,752,500
Percent of class: 17.02

RELATED PARTY TRANSACTIONS

Name of Entity: Eric L Krepps
Relationship to Company: Previous Officer
Nature / amount of interest in the transaction: $4,500
Material Terms: Loan to company - 2021

Name of Entity: Erik Fleming
Relationship to Company: Officer
Nature / amount of interest in the transaction: $6,000

Material Terms: Loan to company - 2021

Name of Entity: Erika Guerrero
Relationship to Company: Officer
Nature / amount of interest in the transaction: $5,000
Material Terms: Loan to company - 2022

OUR SECURITIES

Common Stock
The amount of security authorized is 25,000,000 with a total of 10,295,215 outstanding.

Voting Rights
Unlimited voting rights

Material Rights
Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offering Common Stock in the amount of up to $1,069,998.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. We may never have an operational product or service It is possible that there may never be an operational Redi-Shred and Redi-Cycle or that the products may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Redi-Cycle. Delays or cost overruns in the development of our Redi-Cycle and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Redivivus, Inc. was formed on Jan. 27, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Redivivus has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Redivivus or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Redivivus could harm our reputation and materially negatively impact our financial condition and business. Protection of on-board equipment during vehicle crash and/ or vehicle safety crash test certifications. Safety systems will need to be designed to maintain a safe load in the event that the Redi-Shred truck is involved in a crash. If the Redi-Shred truck is involved in a crash, then the market may lose confidence in the Redi-Shred technology, rendering it obsolete. Moreover, if the Redi-Shred truck is involved in a crash, the Company may incur significant losses if a crash results in injuries or property damage that the Company must pay for. Shredder power requirements for various battery module potting designs. Battery module designs will vary and continue to develop. The choice and amount of potting in these designs presents technical risk and a potential need to greatly oversize the shredder to handle all module designs. Making these changes will require significant financial resources, and we may be unable to accommodate all necessary changes. Contamination Issues Shredding modules with integrated BMS may present downstream contamination issues for Redi-Cycle or another customer's recycling process. These issues could render the technology obsolete and may require the Company to expend significant financial resources to remedy any such contamination. Final economics and weight optimization are still unknown. Although equipment weight and subsystem design weights have been estimated, final design weights will vary thereby changing the estimated battery shred capacity of each truck. Permitting Issues. Potential permitting issues from the Environmental Protection Agency (EPA), the Department of Transportation (DOT), or local jurisdiction differences may exist between states requiring the final design to be modified to accommodate local requirements. These design changes may be unfeasible or may impose significant financial burdens on the Company. Tramp Element Purity. The Company must achieve tramp element purity levels required for aerospace-grade metal at production rates. The Company may be unable to reach such levels or if it is able to do so, it may be able to do so at costs that impose significant financial burdens on the Company. Risk of New Contaminants. Variations in new battery module designs may introduce risk of new contaminants in-process and require additional purification processes - thereby increasing original operational cost estimates. Redi-Shred & Redi-Cycle The Company has attempted to identify and list the technical risks associated with the Redi-Shred and Redi-Cycle technologies. However, not all risks can be known at this time. As these technologies are further developed, other risks may emerge and the technology may be unable to be marketable in a real world environment. If these technologies fail, or if it is not practical to develop them with economic efficiency, these technologies may be incapable of producing revenues or profits for the Company. If these technologies fail, or if the Company is unable to develop, market, and sell them in a cost-efficient manner, then the value of the Company would be significantly reduced and the value of your investment will be significantly reduced.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2023.

Redivivus, Inc.

By   /s/ *Erika Guerrero*

      Name: Redivivus Inc

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

REDIVIVUS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

Index to Financial Statements

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Redivivus, Inc.
Colorado Springs, Colorado

We have reviewed the accompanying financial statements of Redivivus, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 10, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	373,301	$	6,291
Prepaids and Other Current Assets		500		500
Total current assets		**373,801**		**6,791**
Property and Equipment, net		59,328		-
Total assets	$	**433,129**	$	**6,791**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	3,575	$	3,576
Shareholder Loan		13,975		10,500
Accrued interest		2,067		650
Total current liabilities		**19,617**		**14,726**
Total liabilities		**19,617**		**14,726**
STOCKHOLDERS EQUITY				
Common Stock		103		92
Additional Paid in Capital		653,599		177,314
Retained earnings/(Accumulated Deficit)		(240,190)		(185,341)
Total stockholders' equity		**413,512**		**(7,934)**
Total liabilities and stockholders' equity	$	**433,129**	$	**6,791**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net revenue	$	-	$	1,341
Cost of goods sold		-		1,592
Gross profit		-		(251)
Operating expenses				
General and administrative		51,860		98,482
Sales and marketing		1,572		19,017
Total operating expenses		53,433		117,500
Operating income/(loss)		(53,433)		(117,751)
Interest expense		1,417		650
Other Loss/(Income)		-		-
Income/(Loss) before provision for income taxes		(54,849)		(118,401)
Provision/(Benefit) for income taxes		-		-
Net income/(Net Loss)	$	**(54,849)**	$	**(118,401)**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock		Preferred Stock		Additional Paid in	Retained earnings/	Total Shareholders'
(in , $US)	**Shares**	**Amount**	**Shares**	**Amount**	**Capital**	**(Accumulated Deficit)**	**Equity**
Balance—December 31, 2020	7,464,500	$ 75	900,000	$ 9	$ 90,663	$ (66,940)	**$ 23,806**
Issuance of Stocks	103,333	$ 1	740,000	$ 7	$ 86,652		86,660
Conversion of Preferred Stock to Common Stock	1,640,000	16	(1,640,000)	$ (16)			-
Net income/(loss)	-	-	-	-	-	(118,401)	(118,401)
Balance—December 31, 2021	**9,207,833**	**$ 92**	**-**	**$ -**	**$ 177,314**	**$ (185,341)**	**$ (7,934)**
Issuance of Stocks	1,087,382	11	-	-	$ 476,284		476,295
Net income/(loss)	-	-	-	-	-	(54,849)	(54,849)
Balance—December 31, 2022	**10,295,215**	**$ 103**	**-**	**$ -**	**$ 653,599**	**$ (240,190)**	**$ 413,512**

See accompanying notes to financial statements.

REDIVIVUS INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(54,849)	$	(118,401)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		3,123		
Changes in operating assets and liabilities:				
Prepaids and Other Current Assets		-		(500)
Accounts Payable		(0)		3,576
Accrued interest		1,417		650
Accrued liabilities		-		(483)
Net cash provided/(used) by operating activities		**(50,310)**		**(115,158)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(62,450)		-
Net cash provided/(used) in investing activities		**(62,450)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Issuance of stocks		476,295		86,660
Borrowing on Shareholder Loan		3,475		10,500
Net cash provided/(used) by financing activities		**479,770**		**97,160**
Change in cash		367,010		(17,998)
Cash—beginning of year		6,291		24,289
Cash—end of year	**$**	**373,301**	**$**	**6,291**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Redivivus Inc. was founded on January 27, 2020, in the state of Colorado. The financial statements of Redivivus Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Colorado Springs, Colorado.

Redivivus® is a hybrid solution of hydrometallurgical and electrochemical lithium-ion battery recycling. Our proprietary technologies for a planet with finite resources include Redi-Shred® and Redi-Cycle®. These technologies allow Redivivus to recover battery elements and transform our primary market by creating new generation metals, like Redivivus® Nickel.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents exceeded FDIC insured limits by $121,418 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Redivivus, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

       1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

       2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

       3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from the sale of its safe transportation of battery material and cost-effective recycling that supports long term, multi-planetary life.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 10, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 62,450	$ -
Property and Equipment, at Cost	62,450	-
Accumulated depreciation	(3,123)	-
Property and Equipment, Net	$ 59,328	$ -

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022 and 2021 were in the amount of $3,123 and $0, respectively.

4.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 25,000,000 shares of Common stock with a par value of $0.00001. As of December 31, 2022, and December 31, 2021, 10,295,215 shares and 9,207,833 shares have been issued and are outstanding, respectively.

5.   DEBT

Owner Loans

During the Company borrowed money from the owners. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Erik Fleming	$ 6,000	10.00%	8/17/2021	on demand	$ 467	$ 667	$ 4,475	$ -	$ 5,141	$ 200	$ 200	$ 6,000	$ -	$ 6,200
Eric L Krepps	$ 4,500	10.00%	8/17/2021	on demand	$ 450	$ 900	$ 4,500	$ -	$ 5,400	$ 450	$ 450	$ 4,500	$ -	$ 4,950
Erika Guerrero	$ 2,000	10.00%	8/17/2021	on demand	$ 200	$ 200	$ 2,000	$ -	$ 2,200	$ -	$ -	$ -	$ -	$ -
Erika Guerrero	$ 3,000	10.00%	8/17/2021	on demand	$ 300	$ 300	$ 3,000	$ -	$ 3,300	$ -	$ -	$ -	$ -	$ -
Total					$ 1,417	$ 2,067	$ 13,975	$ -	$ 16,041	$ 650	$ 650	$ 10,500	$ -	$ 11,150

Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (14,014)	$ (30,251)
Valuation Allowance	14,014	30,251
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (44,265)	$ (30,251)
Valuation Allowance	44,265	30,251
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $36,382, and the Company had state net operating loss ("NOL") carryforwards of approximately $7,883. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

On August 17, 2021, the Company entered into a loan agreement with one of its shareholders, Erik Fleming, in the amount of $6,000. The loan bear an interest rate of 10% per annum and the loan are repayable within twenty days of the lender providing the borrower with written notice of demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $4,775 and 6,000, respectively.

On August 17, 2021, the Company entered into a loan agreement with one of its shareholders, Eric L Krepps, in the amount of $4,500. The loan bear an interest rate of 10% per annum and the loan are repayable within twenty days of the lender providing the borrower with written notice of demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $4,500.

On August 17, 2021, the Company entered into a loan agreement with one of its shareholders, Erika Guerrero, in the amount of $2,000. The loan bear an interest rate of 10% per annum and the loan are repayable within twenty days of the lender providing the borrower with written notice of demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $2,000 and $0, respectively.

On August 17, 2021, the Company entered into a loan agreement with one of its shareholders, Erika Guerrero, in the amount of $2,000. The loan bear an interest rate of 10% per annum and the loan are repayable within twenty days of the lender providing the borrower with written notice of demand. As of December 31, 2022 and December 31, 2021, the outstanding balance of the loans is $3,000 and $0, respectively.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through March 10, 2023, which is the date the financial statements were available to be issued.

In January of 2023, the company issued Simple Agreement for Future Equity in the amount of $600,000. The discount rate is 75%.

There have been no events or transactions during this time which would have a material effect on these financial statements.

10.   GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, they may be required to reduce the scope of its planned development, which could harm the business, financial condition, and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Erika Guerrero, Principal Executive Officer of Redivivus, Inc., hereby certify that the financial statements of Redivivus, Inc. included in this Report are true and complete in all material respects.

Erika Guerrero

CEO